UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

On September 8, 2026, Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”), issued a press release which announced that the Company has entered into a strategic partnership agreement (“Partnership Agreement”) with SANVO Fine Chemicals Group Limited (“SANVO”). Pursuant to the Partnership Agreement, SANVO has been appointed as the sole supplier and exclusive manufacturer for the mass production of the Company’s BocaPCM-TES Panels in the People’s Republic of China. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits.

Exhibit No.	Description

99.1	Press Release dated September 8, 2026 – Green Circle Decarbonize Technology Limited Entering into Strategic Partnership Agreement for Mass Production of BocaPCM-TES Panels in the People’s Republic of China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited

Date: September 8, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director